BC FORM 51-102F3

MATERIAL CHANGE REPORT

1.         Name and Address of Company

The full name and address of the principal office in Canada of the Company is:

Yukon-Nevada Gold Corp.
490 – 688 West Hastings Street
Vancouver, B.C. V6B 1P1

2.        Date of Material Change

The date of the material change is October 20, 2009.

3.        News Release:

The date and method(s) of dissemination of the News Release issued under section 7.1 of National Instrument 51-102 is/are as follows:

Date of Issuance:                     October 20, 2009

The news release was disseminated via SEDAR to the securities commissions in British Columbia, Alberta and Ontario, to the TSX and via wire by CCN Matthews.

4.        Summary of Material Change

Yukon-Nevada Gold Corp. announces commencement of ore processing, the resignation of directors and the appointment of new directors.

5.        Full Description of Material Change

Yukon-Nevada Gold Corp. (the "Company"), announces that it has recommenced processing ore and gold production at its Jerritt Canyon facility 50 miles from Elko, Nevada. Jerritt Canyon is owned and operated by Queenstake Resources U.S.A. Ltd. (“Queenstake”), a wholly owned subsidiary of Yukon-Nevada Gold Corp. (“YNG” or the “Company”). The Consent Decree was entered into the Elko District Court, October 15, 2009, thus setting its effective date and allowing for the restart of the milling facility.

The first gold pour was attended by the Chief Operating Officer (COO) of YNG, Graham Dickson, Scott Alcorn the Process Superintendent, Craig Martinez the Electrical Superintendent and Pablo Cortez the Information Technology Manager. Present also were the following representatives of YNG; Randy Hassen, Ruston Hebdon, Dave Hoegger, Mathew Jones, Mike McGhee Sr., Mike McGhee Jr., Jeremiah Walters, Jeannie Butterfield and from the Elko Daily Free Press, Adella Harding.

COO Graham Dickson was happy to see the successful culmination of a great deal of effort and hard work expended by the employees of YNG. Mr. Dickson said, “We can now concentrate on our plans to keep the property in compliance, restart mining at Jerritt Canyon at both the Smith and SSX mine and to make further advance towards profitable production at Ketza River in the Yukon Territory.

Ongoing permitting at Starvation Canyon, Nevada will allow the Company, in the future, to realize an increase in the production of gold ounces at Jerritt Canyon.”

As previously stated in the October 14, 2009 news release; by milling a combination of available stock piles and recommencing mining activity, the Company is targeting a total production of 150,000 ounces of gold in the first full year of production at a cash cost of US$465 per ounce after re-start of operations and after the mill establishes steady state operation.

The Company also announces the appointment to the Board of Directors of Jean-Edgar Trentinian, Terry Eisenman and Simon Solomonidis. Peter Holbek, M.Sc., P.Geo., RJ (Don) MacDonald, CA and Neil J.F. Steenberg have resigned from the Board to allow the Board of Directors to more accurately reflect the shareholder base of the Company. The Company wishes to thank the outgoing Directors for their valuable services to the Company during a difficult period in the Company’s development.

6.        Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.        Omitted Information

No significant facts remain confidential and no information has been omitted in this report.

8.        Executive Officer

The name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and the Report or an officer through whom such executive officer may be contacted is as follows:

Name:	Robert F. Baldock, President and CEO
Bus. Tel:	(604) 688-9427

9.        Date of Report

Dated at Kuala Lumpur, this 21st day of October, 2009.

“Robert F. Baldock”
Robert F. Baldock, President and CEO